FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933, AS AMENDED
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
COMMISSION FILE NO. 000-23091

PeopleSoft, Inc. (“PeopleSoft”) has included a hyperlink to the following article on PeopleSoft’s website at www.peoplesoft.com:

Connecticut Attorney General’s Office: State Files Antitrust Lawsuit Against Oracle To Block Hostile Takeover Of Software Rival
June 18, 2003

Connecticut Attorney General’s Office

Press Release

State Files Antitrust Lawsuit Against Oracle To Block Hostile
Takeover Of Software Rival

June 18, 2003

Governor John G. Rowland, Attorney General Richard Blumenthal, and state Comptroller Nancy Wyman today announced that the State will file an antitrust lawsuit against Oracle, one of the top suppliers of financial, human resources, and related software (often referred to as enterprise software) for large businesses and government agencies, to block its hostile takeover of rival software company, PeopleSoft Inc.

The lawsuit, to be filed today in US District Court in Hartford, alleges that the acquisition of PeopleSoft by Oracle would violate state and federal anti-trust laws, directly damage the state and its economy, and raise prices for businesses, governments and consumers by significantly reducing competition in the markets PeopleSoft serves and forcing current PeopleSoft customers to replace their software with other companies’ products.

“In filing this lawsuit today, Connecticut is taking the necessary steps to protect our taxpayers. Oracle’s hostile takeover bid has the potential to cost the state millions of dollars and is a threat to the progress we have made in recent years in technology improvements” said Governor John G. Rowland. “Connecticut has become a national leader using these new technologies in improving government efficiency and saving money. PeopleSoft has been key to the state’s progress and this potential takeover could derail our gains and that is unacceptable.”

“We are assembling a powerful coalition of states and other consumers that will suffer the same unacceptable costs if this unlawful, anti-competitive takeover is permitted. The costs are huge and intolerable — in money, time, human capital and system reliability — now and going forward, for our consumers and economy. The takeover would cripple competition, threatening higher prices and lower quality, and cause terrible waste in the human and financial investments already made,” said Blumenthal. “Oracle is threatening to force its products on consumers by illegally seizing a key rival and thus amassing market dominance.”

Oracle has publicly stated that if it acquires PeopleSoft, it would discontinue the PeopleSoft line of products, replacing them with its own products, which would create a significant burden for many PeopleSoft customers, including the State of Connecticut.

According to state Comptroller Nancy Wyman, a takeover would create an “enormous and expensive upheaval” of the state’s ongoing conversion of its computer system, known as Core-CT. The $100 million conversion is based on software purchased from PeopleSoft under a 5-year contract signed in 2002.

Core-CT is scheduled to begin its first phase of operation next month. Wyman said a takeover of PeopleSoft would cost the state much of what has already been spent on the project, and would force it to complete the conversion with new software purchased from a replacement company.

“Allowing this takeover to go forward would cost Connecticut taxpayers tens of millions of dollars at a time when we can least afford it,” Wyman said. “It would also mean an incredible loss of work and employee training that has been invested in this important project. I am hopeful that the Attorney General’s action can prevent what would be a terrible waste of time and money.”

Oracle, PeopleSoft and SAP are the only meaningful participants in the markets for enterprise software for financial management, human resources, and complete suites, as well as customer relations and student administration software. The attempted acquisition would reduce the number of competitors from three to two, creating a duopoly in these key markets.

In addition to the State, PeopleSoft provides software products to many large institutions and corporations throughout Connecticut, including St. Francis Hospital,

Connecticut College, Trinity College, Wesleyan University, Travelers, GE Capital, Advo, Hartford Life, Time Warner, and Daimler Chrysler.

Additional Information

PeopleSoft intends to commence an exchange offer and to file a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials to be filed with the SEC. Stockholders also should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments for PeopleSoft’s recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements

This article may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.